

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2006

Mr. Robert Castaigne
Chief Financial Officer
Total S.A.
2, place de la Coupole
La Defense 6
92400 Courbevoie
France

> **Re:** **Total S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 20, 2006**
> **Response Letter Dated November 29, 2006**
> **File No. 1-10888**

Dear Mr. Castaigne :

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Statement of Cash Flows, page F-4

1. We have reviewed your response to prior comment one. We continue to believe, for both US GAAP and IFRS that certain exploration costs, as identified in paragraphs 17 and 18 of SFAS 19, are required to be expensed as incurred. We also believe that for both US GAAP and IFRS, these expenses represent an operating cash flow as a component of net income or loss in the period they are

incurred.

We also continue to believe, for both US GAAP and IFRS, that those exploration costs, as identified in paragraph 19 of SFAS 19, that are required to be initially capitalized as assets pending the determination of whether proved reserves have been found represent an investing cash flow. To the extent that proved reserves are not found, those previously capitalized assets are charged to expense, with net income being adjusted for that charge to determine operating cash flows for both US GAAP and IFRS. Refer to paragraph 28 of SFAS 95 for US GAAP and paragraph 18(b) of IAS 7 for IFRS.

Please contact us at your earlier convenience to discuss.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief